File Number:         58414-12-Letters

Web site: www.langmichener.com

Direct Line: (604) 691-6839
Direct Fax Line: (604) 893-7623
E-Mail: ddex@lmls.com

February 13, 2009

FILED AS EDGAR CORRESPONDENCE

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-6010

Dir Sirs or Mesdames:

Re:

Ruby Creek Resources, Inc. (the "Company")
Post-Effective Amendment No. 1 to Form SB-2 on Form S-1/A
SEC File No. 333-138463

          We write on behalf of the Company to advise that the Company has, as of the date hereof, filed with the Securities and Exchange Commission (the "Commission") a Post-Effective Amendment No. 1 to Form SB-2 on Form S-1/A (the "Post-Effective Amendment"). The Post-Effective Amendment relates to the Registration Statement on Form SB-2 (File No. 333-138436) (the "SB-2") pertaining to 2,737,000 shares of the Company's common stock (the "Shares"), which SB-2 was filed with the Commission on November 7, 2006 and which became effective on November 17, 2006. Of the 2,737,000 Shares registered under the SB-2, 752,500 Shares have been sold, leaving a balance of 1,984,500 Shares.

          The Post-Effective Amendment has been filed to update certain financial and other information. We enclose with this letter a marked copy of the Post-Effective Amendment, redlined to show all changes from the SB-2.

          If you require further information or have any questions, please contact the undersigned at (604) 691-6839.

Yours very truly,

"Daniel D. Dex"

Daniel D. Dex
for Lang Michener LLP

Enclosure

cc.          Ruby Creek Resources Inc.
              Attention: Brian Roberts, President